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                      STRADLEY, RONON, STEVENS & YOUNG, LLP
                            2600 One Commerce Square
                        Philadelphia, Pennsylvania 19103
                            Telephone: (215) 564-8000
                            Facsimile: (215) 564-8120

                                                                  March 22, 2006

VIA EDGAR TRANSMISSION
----------------------

Sara D. Kalin, Branch Chief-Legal
Securities and Exchange Commission
Mail Stop 3010
Washington, D.C. 20549

     Re: Popular ABS, Inc. Registration Statement on Form S-3, File No. 333-129704 (the "REGISTRATION STATEMENT")
             -----------------------------------------------------

Dear Ms. Kalin,

         On behalf of Popular ABS, Inc. (the "DEPOSITOR"), set forth below are responses to the Staff's comment letter dated March 21, 2006 (the "COMMENT LETTER"). The paragraph numbers correspond to the order in which the comments are presented in the Comment Letter and page references are to the changed pages attached hereto (showing proposed changes to be made to Pre-Effective Amendment No. 2 to the Registration Statement). In addition, each term defined in the Registration Statement and used in this letter has the meaning ascribed to it in the Registration Statement.

         1. The Depositor confirms that in no event will interest on the securities be based on a securities or commodities index.

         2. The Depositor confirms that it does not intend to use any assets, cash flows from assets or credit enhancement included in one issuing entity for purposes of providing or maintaining credit enhancement for a separate issuing entity. The Depositor has revised the disclosure in the base prospectus accordingly (p. 45).

         3. By way of clarification, the Depositor confirms that the "evolving interpretations" language included in the Pooling and Servicing Agreement definition of "Servicing Criteria" refers to evolving Staff interpretations of Regulation AB. The Depositor has revised the language in the Pooling and Servicing Agreement accordingly (p. 36). In addition, the Depositor confirms that it will file the reports required by Items 1122 and 1123 of Regulation AB with its reports on Form 10-K.

         If you have any questions or require any additional information with respect to the above responses or attached changed pages, please telephone the undersigned at 215-564-8090.

                                                    Very truly yours,


                                                    /s/ David H. Joseph

                                                    David H. Joseph


cc: James H. Jenkins




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         If so provided in the prospectus supplement for a series of certificates, the related issuing entity may hold one or more interest rate swap agreements, interest rate cap agreements, interest rate corridor agreements or similar derivative instruments providing limited protection against interest rate and other risks for one or more classes of that series. These hedge agreements may provide the issuing entity with additional amounts that will be available to make payments or build up overcollateralization, or both, on one or more classes of a series of certificates. The specific terms and limitations of any hedge agreement will be set forth in the related prospectus supplement.

OTHER CREDIT ENHANCEMENT

         If so provided in the prospectus supplement for a series of certificates, the related issuing entity may hold, or one or more classes of that series may be entitled to the benefits of, other specified assets including, without limitation, insurance policies, guaranties, surety bonds, letters of credit, guaranteed investment contracts or similar arrangements:

         o for the purpose of maintaining timely payments or providing additional protection against losses on the assets held by the issuing entity;

         o for the purpose of paying administrative expenses;

         o for the purpose of establishing a minimum reinvestment rate on the payments made in respect of those assets or principal payment rates on those assets;

         o for the purpose of guaranteeing timely distributions with respect to the certificates; or

         o for other purposes as may be specified in the prospectus supplement.

         These arrangements may be in addition to or in substitution for any forms of credit enhancement described in this prospectus.

         Any form of credit enhancement must be acceptable to each rating agency that provides, at the request of the depositor, a rating for the certificates of the related series.

         If so specified in the related prospectus supplement, the coverage provided by one or more forms of credit enhancement may apply concurrently to two or more separate issuing entities or asset groups [INCLUDING IN AN ISSUING ENTITY], without priority among the issuing entities or asset groups, until the credit enhancement is exhausted. If applicable, the prospectus supplement will identify the issuing entities or assets groups [IN THE ISSUING ENTITY] to which the credit enhancement relates and the manner of determining the amount of the coverage provided by the credit enhancement and of the application of the coverage to the identified issuing entities or  asset groups [INCLUDED IN THE ISSUING ENTITIES].

                          OTHER DERIVATIVE INSTRUMENTS

         If so provided in the prospectus supplement for a series of certificates, the related issuing entity may hold one or more interest rate swap agreements, interest rate cap agreements, interest rate corridor agreements or similar derivative instruments that are used to alter the payment characteristics of the cash flows from the issuing entity and whose primary purpose is not to provide credit enhancement relating to the mortgage loans or the certificates. The specific terms and limitations of any derivative instrument of this type will be set forth in the related prospectus supplement.





45
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 prior to that Distribution Date over (B) the lesser of (1) the product of (x)
 []% and (y) the Pool Principal Balance as of the last day of the related Due Period and (2) the Pool Principal Balance as of the last day of the related Due Period minus the product of (x) []% and (y) the Cut-off Date Pool Principal Balance.

                  Senior Specified Enhancement Percentage
                  ---------------------------------------
                  As of any date of determination thereof, []%.

                  Servicer
                  --------
                  Equity One, Inc., a Delaware corporation, and its successors and assigns, in its capacity as servicer hereunder.

                  Servicer Advance Date
                  ---------------------
                  As to any Distribution Date, the 18th day of the month in which such Distribution Date occurs, or if such day is not a Business Day, the next succeeding Business Day.

                  Servicing Advances
                  ------------------
                  All customary, reasonable and necessary "out of pocket" costs and expenses incurred in the performance by the Servicer of its servicing obligations, including, but not limited to, the cost of (a) the preservation, restoration and protection of a Mortgaged Property, (b) the foreclosure, trustee's sale, or other liquidation of any Mortgage or Mortgaged Property, (c) any expenses reimbursable to the Servicer pursuant to Section 3.11 and any enforcement or judicial proceedings, including foreclosures, (d) the management and liquidation of any REO Property, (e) compliance with the obligations described in Section 3.06 and (f) any payments made by the Servicer pursuant to
 Section 3.09.

                  Servicing Amount
                  ----------------
                  The sum of (a) the Servicing Fee, (b) unreimbursed Advances and (c) unreimbursed Servicing Advances.

                  Servicing Criteria
                  ------------------

                  The "servicing criteria" set forth in Item 1122(d) of Regulation AB , as such may be amended from time to time, or those Servicing Criteria otherwise mutually agreed to by the Depositor and the applicable Person in response to evolving interpretations of Regulation AB .

                  Servicing Fee
                  -------------
                  As to each Loan and any Distribution Date, an amount payable out of each full payment of interest received on such Loan and equal to one-twelfth of the Servicing Fee Rate multiplied by the Stated Principal Balance of such Loan as of the Due Date in the month of such Distribution Date (prior to giving effect to any Scheduled Payments due on such Loan on such Due
 Date), subject to reduction as provided in Section 3.13.

                  Servicing Fee Rate
                  ------------------
                  With respect to each Loan, []% per annum.

                  Servicing Officer
                  -----------------
                  Any officer of the Servicer involved in, or responsible for, the administration and servicing of the Loans whose name and facsimile signature appear on a list of servicing officers furnished to the Trustee by the Servicer on the Closing Date pursuant to this Agreement, as such list may from time to time be amended.






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